FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---          ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated January 15, 2002, announcing that STMicroelectronics will release their fourth quarter earnings after 5 pm
US Eastern time on January 22, 2002, and the management will conduct a conference call at 10 am US Eastern time on January 23, 2002 to discuss these results.

Tuesday January 15, 1:01 pm Eastern Time

Press Release

SOURCE: STMicroelectronics

STMicroelectronics Schedules Fourth Quarter Earnings Conference Call For 10:00AM U.S. Eastern Time, 4:00PM Central European Time, on January 23, 2002

GENEVA--(BUSINESS WIRE)--January 15, 2002--STMicroelectronics (NYSE:STM - news) today announced that it will release earnings after 5:00PM U.S. Eastern Time, 11:00PM Central European Time, on January 22, 2002.

The press release will be available immediately on the Company's website at www.st.com.

The management of STMicroelectronics will conduct a conference call on January 23, 2002 at 10:00 AM U.S. Eastern Time, 4:00 PM Central European Time, to discuss operating performance for the fourth quarter and full year of 2001.

The conference call will be available via the Internet by accessing the following Web address:

www.vcall.com

Please go to the Web site at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast will be available until January 31, 2002.

About STMicroelectronics

STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

Contact:

     STMicroelectronics
     Investor Relations USA:
     Stan March, +1.212.821.8939
     Fax: +1.212.821.8923
       or
     STMicroelectronics
     Investor Relations Europe:
     Benoit de Leusse, +33.4.50.40.24.30
     Fax: +33.4.50.40.25.80

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2002                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer